Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (on Form S-8 registering $10,000,000 of deferred compensation obligations) pertaining to the GulfMark Offshore, Inc. Deferred Compensation Plan, of our report dated February 24, 2011, with respect to the consolidated financial statements of GulfMark Offshore, Inc. and Subsidiaries as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity, comprehensive income, and cash flows for each of the three years then ended, and to the effectiveness of internal control over financial reporting as of December 31, 2010, included in GulfMark Offshore, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission.
/s/ UHY LLP
UHY LLP
Houston, Texas
June 10, 2011